Exhibit 99.1

ROGERS WIRELESS INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE SECOND QUARTER ENDED JUNE 30, 2005

This Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with our 2004 Annual MD&A and our 2004 Annual Audited Consolidated Financial Statements and Notes thereto. The financial information presented herein has been prepared on the basis of Canadian generally accepted accounting principles (“GAAP”) for interim financial statements and is expressed in Canadian dollars. Please refer to Note 22 to our 2004 Annual Audited Consolidated Financial Statements for a summary of the differences between Canadian GAAP and United States (“U.S.”) GAAP for the year ended December 31, 2004. This MD&A is current as of July 25, 2005.

In this MD&A, the terms “Rogers Wireless”, “we”, “us” and “our” refer to Rogers Wireless Inc. and our wholly owned subsidiaries which include Rogers Wireless Alberta Inc., Fido Inc. (“Fido”, formerly Microcell Telecommunications Inc.) and Fido Solutions Inc. (formerly Microcell Solutions Inc.). We are a wholly owned subsidiary of Rogers Wireless Communications Inc. (“RWCI”). RWCI is a wholly owned subsidiary of Rogers Communications Inc. (“RCI”).

Throughout this MD&A, percentage changes are calculated using numbers rounded to the decimal to which they appear.

COMPANY OVERVIEW

We are the largest Canadian wireless communications service provider, serving approximately 5.9 million subscribers at June 30, 2005, including approximately 5.7 million wireless voice and data subscribers and nearly 0.2 million one-way messaging (paging) subscribers. We operate both a Global System for Mobile Communications/General Packet Radio Service (“GSM/GPRS”) network, with Enhanced Data for GSM Evolution (“EDGE”) technology, and a seamless integrated Time Division Multiple Access (“TDMA”) and analog cellular network. We are Canada’s only carrier operating on the world standard GSM/GPRS technology platform. The GSM/GPRS/EDGE network provides coverage to approximately 93% of Canada’s population. Our seamless TDMA and analog network provides coverage to approximately 85% of the Canadian population in digital mode, and approximately 93% of the population in analog mode. Subscribers to our wireless services have access to these services across the U.S. through our roaming agreements with various wireless operators. Our subscribers also have access to wireless service internationally in 175 countries, including throughout Europe, Asia, Latin America, and Africa through roaming agreements with other GSM wireless providers.

Rogers Wireless Inc.	1	Second Quarter 2005

SUMMARY CONSOLIDATED FINANCIAL RESULTS

For the Second Quarter Ended June 30, 2005

Summarized Consolidated Financial Results (Actual)

	Three Months Ended June 30,			Six Months Ended June 30,
(In millions of dollars, except per share amounts)	2005	2004	% Chg	2005	2004	% Chg
Operating revenue
Postpaid (voice and data)	$816.7	$560.9	45.6	$1,567.0	$1,073.9	45.9
Prepaid	53.0	25.6	107.0	101.0	50.2	101.2
One-way messaging	5.0	6.3	(20.6)	10.0	12.7	(21.3)
Network revenue	874.7	592.8	47.6	1,678.0	1,136.8	47.6
Equipment sales	89.2	63.1	41.4	161.3	112.0	44.0
Total operating revenue	963.9	655.9	47.0	1,839.3	1,248.8	47.3
Operating expenses
Cost of equipment sales	161.3	109.0	48.0	320.9	194.4	65.1
Sales and marketing expenses	133.2	95.8	39.0	257.2	188.3	36.6
Operating, general and administrative expenses	292.9	204.0	43.6	582.5	399.3	45.9
Management fees	3.0	2.9	3.4	6.0	5.8	3.4
Integration expenses(1)	11.7	-	-	15.6	-	-
Total operating expenses	602.1	411.7	46.2	1,182.2	787.8	50.1
Operating profit (2)	361.8	244.2	48.2	657.1	461.0	42.5
Depreciation and amortization	164.0	121.9	34.5	309.4	238.5	29.7
Operating income	197.8	122.3	61.7	347.7	222.5	56.3
Interest expense on long-term debt	(101.3)	(49.4)	105.1	(201.3)	(104.8)	92.1
Foreign exchange loss	(11.8)	(32.8)	(64.0)	(15.7)	(57.2)	(72.6)
Change in the fair value of derivative instruments	10.4	15.1	(31.1)	14.1	(3.8)	-
Loss on repayment of long-term debt	-	-	-	-	(2.3)	-
Investment and other income (expense)	0.6	-	-	(0.1)	1.1	-
Income tax expense - current	(1.7)	(1.4)	21.4	(3.4)	(2.7)	25.9
Net income for the period	$94.0	$53.8	74.7	$141.3	$52.8	167.6
Earnings per share - basic and diluted	$58.63	$33.57	74.6	$88.07	$32.95	167.3
Operating profit margin as % of network revenue (2)	41.4%	41.2%		39.2%	40.6%
Additions to property, plant and equipment ("PP&E")(2)	$153.7	$85.0	80.8	273.0	215.9	26.5

(1)    Expenses incurred relate to the integration of the operations of Fido.
(2)    As defined. See the “Key Performance Indicators and Non-GAAP Measures - Operating Profit, Operating Profit Margin, and Additions to Property, Plant and Equipment” sections.

Rogers Wireless Inc.	2	Second Quarter 2005

Wireless Revenue and Subscribers (Actual)

	Three Months Ended June 30, 2005				Six Months Ended June 30,
(Subscriber statistics in thousands, except ARPU, churn and usage)	2005	2004	Chg	% Chg	2005	2004	Chg	% Chg
Postpaid (Voice and Data) (1)
Gross additions	306.8	254.6	52.2	20.5	636.4	495.9	140.5	28.3
Net additions	116.5	88.3	28.2	31.9	205.7	171.5	34.2	19.9
Total postpaid retail subscribers					4,389.8	3,201.1	1,188.7	37.1
Average monthly revenue per user ("ARPU") (2)	$62.92	$59.20	$3.72	6.3	$61.08	$57.49	$3.59	6.2
Average monthly usage (minutes)	511	404	107	26.5	483	383	100	26.1
Churn	1.47%	1.76%	(0.29%)	(16.5)	1.69%	1.74%	(0.05%)	(2.9)
Prepaid
Gross additions	139.8	62.9	76.9	122.3	263.1	119.2	143.9	120.7
Net additions (losses) (3)	8.0	(5.7)	13.7	-	(16.2)	(35.1)	18.9	(53.8)
Total prepaid retail subscribers					1,317.9	724.7	593.2	81.9
ARPU (2)	$13.52	$11.76	$1.76	15.0	$12.79	$11.34	$1.45	12.8
Churn (3)	3.37%	3.15%	0.22%	7.0	3.54%	3.48%	0.06%	1.7
Total - Postpaid and Prepaid
Gross additions	446.6	317.5	129.1	40.7	899.5	615.1	284.4	46.2
Net additions	124.5	82.6	41.9	50.7	189.5	136.4	53.1	38.9
Total retail subscribers					5,707.7	3,925.8	1,781.9	45.4
ARPU (blended) (2)	$51.46	$50.33	$1.13	2.2	$49.71	$48.65	$1.06	2.2
Churn	1.91%	2.02%	(0.11%)	(5.4)	2.12%	2.08%	0.04%	1.9
One-Way Messaging
Gross additions	6.3	7.7	(1.4)	(18.2)	11.7	15.8	(4.1)	(25.9)
Net losses	(6.9)	(10.0)	3.1	(31.0)	(16.8)	(20.0)	3.2	(16.0)
Total one-way subscribers					179.3	221.3	(42.0)	(19.0)
ARPU (2)	$9.05	$9.26	$(0.21)	(2.3)	$8.93	$9.13	$(0.20)	(2.2)
Churn	2.42%	2.59%	(0.17%)	(6.6)	2.53%	2.56%	(0.03%)	(1.2)
Wholesale (1)
Total wholesale subscribers	106.4	-	-	-	106.4	-	-	-

(1)	Effective at the beginning of fourth quarter 2004, on a prospective basis, wholesale subscribers are reported separately under the “wholesale” category.
(2)  As defined in the 2004 Annual MD&A “Key Performance Indicators and Non-GAAP Measures - Average Revenue Per User” section and as calculated in the “Supplementary Information” section.
(3)
Effective November 9, 2004, the deactivation of prepaid subscribers acquired from Fido is recognized after 180 days of no usage to conform to the Wireless prepaid churn definition. This had the impact of decreasing prepaid subscriber net losses by approximately 12,000 in the six months ended June 30, 2005 and reducing prepaid churn by 0.18% for the six months ended June 30, 2005. There was no impact in the three months ended June 30, 2005.

Wireless Network Revenue (Actual)

Network revenue of $874.7 million accounted for 90.7% of our total revenue in the three months ended June 30, 2005 and increased 47.6% from the corresponding period in 2004. On a year-to-date basis, network revenue increased by 47.6% to $1,678.0 million. These increases were driven by the acquisition of Fido’s subscriber base on November 9, 2004, the continued growth of our subscriber base, and the increases in both postpaid and prepaid average monthly revenue per user (“ARPU”).

Net additions of postpaid voice and data subscribers were 116,500 for the quarter and 205,700 on a year-to-date basis compared to 88,300 and 171,500 in the corresponding periods of 2004. Prepaid subscriber net additions for the second quarter were 8,000 compared to a net loss of 5,700 in 2004. On a year-to-date basis, we experienced a net loss of 16,200 prepaid subscribers compared to a net loss of 35,100 in 2004. We ended the quarter with a total of 5,707,700 retail subscribers.

Rogers Wireless Inc.	3	Second Quarter 2005

Postpaid voice and data subscriber ARPU rose over 6% year-over-year during the three and six months ended June 30, 2005 to $62.92 and $61.08, respectively. Wireless continued to benefit from higher data and roaming revenues and an increase in the penetration of optional services. As Canada’s only GSM/GPRS/EDGE provider, we expect to continue to experience increases in outbound roaming revenues from our subscribers traveling outside of Canada, as well as strong growth in inbound roaming revenues from travellers to Canada who utilize our network.

Wireless data revenue represented approximately 7.7% of total network revenue in the second quarter of 2005 compared to 5.0% in the second quarter of 2004, reflecting the continued rapid growth of Blackberry, Short Message Service (“SMS”) and Multimedia Messaging (“MMS”), downloadable ring tones, music, games, and other wireless data services and applications.

Prepaid ARPU increased by $1.76 to $13.52 for the second quarter of 2005 compared to the second quarter in 2004, while on a year-to-date basis, prepaid ARPU increased by $1.45 to $12.79 compared to the corresponding period of 2004. These increases were primarily a result of the acquisition of Fido’s higher ARPU prepaid subscriber base.

Postpaid voice and data subscriber churn for the second quarter of 2005 was the lowest quarterly churn in over nine years. As a result of our proactive and targeted customer retention activities, the postpaid churn decreased to 1.47% in the three months ended June 30, 2005, from 1.76% in the corresponding period of 2004. Postpaid churn was also impacted by the acquisition of the Fido subscriber base, which has historically experienced a higher churn rate.

Prepaid churn increased to 3.37% from 3.15% in the same quarter in 2004 due to the impact of competitive prepaid offerings in the market.

One-way messaging (paging) subscriber churn for the quarter decreased to 2.42% for the second quarter of 2005, and to 2.53% on a year-to-date basis. One-way messaging ARPU decreased by 2.3% during the quarter. With 179,300 paging subscribers, we continue to view paging as a profitable but mature business segment, and recognizes that churn will likely continue at relatively high rates as one-way messaging subscribers increasingly migrate to two-way messaging and converged voice and data services.

Wireless Equipment Revenue (Actual)

The year-over-year increases in revenue from wireless equipment sales of $26.1 million and $49.3 million for the three and six months ended June 30, 2005, respectively including activation fees and net of equipment subsidies, reflect the higher volume of gross additions and handset upgrades associated with subscriber retention programs combined with the generally higher price points of more sophisticated handsets and devices.

Rogers Wireless Inc.	4	Second Quarter 2005

Wireless Operating Expenses (Actual)

	Three Months Ended June 30,			Six Months Ended June 30,
(In millions of dollars, except per subscriber statistics)	2005	2004	% Chg	2005	2004	% Chg
Operating expenses
Cost of equipment sales	$161.3	$109.0	48.0	$320.9	$194.4	65.1
Sales and marketing expenses	133.2	95.8	39.0	257.2	188.3	36.6
Operating, general and administrative expenses	292.9	204.0	43.6	582.5	399.3	45.9
Management fees	3.0	2.9	3.4	6.0	5.8	3.4
Integration expenses (1)	11.7	-	-	15.6	-	-
Total operating expenses	$602.1	$411.7	46.2	$1,182.2	$787.8	50.1
Average monthly operating expense per subscriber before sales and marketing expenses (including management fees and integration expenses) (2)	$19.69	$18.46	6.7	$19.54	$18.14	7.7
Sales and marketing costs per gross subscriber addition (2)	$374	$372	0.5	$377	$367	2.7

(1)	Expenses incurred related to the integration of the operations of Fido.
(2)	As calculated in the “Supplementary Information - Non-GAAP Calculations” section.

The acquisition of Fido accounted for over 70% of the increase in the second quarter and year-to-date total Wireless operating expenses.

The $52.3 million increase in the quarterly cost of equipment sales reflects the growing volume of subscriber gross additions and handset upgrades.

We continued our successful marketing efforts during the first half of 2005 associated with, among other things, the integration of Fido customers, including initiatives to migrate Fido customers to contracts and competitive offers in the market. These factors resulted in the increases in our sales and marketing costs per gross addition, while the overall increase in sales and marketing expenses reflects the increase in the number of gross additions in the period.

Operating, general and administrative expenses also increased significantly in both the three and six months ended June 30, 2005, compared to the corresponding periods in 2004, primarily as a result of the acquisition of Fido. Increases in retention spending and growth in network operating expenses to accommodate the growth in our subscriber base also contributed to the increase. These increased costs were offset by savings related to more favourable roaming arrangements and operating efficiencies across various functions.

During the quarter, we incurred $11.7 million in integration expenses associated with the Fido acquisition. These integration expenses have been recorded within operating expenses. The integration plan remains on track and is expected to be substantially completed by the end the year. See the section below entitled “Update on Fido Integration” for more details on integration costs incurred, including those costs recorded within property, plant and equipment and as part of the acquisition purchase accounting.

The $1.23 year-over-year increase in average monthly operating expense per subscriber, excluding sales and marketing expenses and including management fees and integration expenses, in the second quarter of 2005 reflects our increased spending on handset upgrades associated with targeted retention programs and the impact of increases in operating, general

Rogers Wireless Inc.	5	Second Quarter 2005

and administrative expenses resulting from the acquisition of Fido. Total retention spending (including subsidies on handset upgrades) was $60.6 million in the second quarter of 2005 compared to $42.1 million in the corresponding period in 2004. Retention spending, on both an absolute and a per subscriber basis, is expected to continue to grow as wireless market penetration in Canada deepens and wireless number portability (“WNP”) becomes available.

Wireless Operating Profit (Actual)

Operating profit grew by $117.6 million, or 48.2%, to $361.8 million in the three months ended June 30, 2005 from $244.2 million in the corresponding period of 2004, as network revenue growth of 47.6% was partially offset by growth in operating expenses of 46.2%. Similarly, operating profit for the six months ended June 30, 2005 grew 42.5% to $657.1 million compared to the corresponding period in 2004. The operating profit margin on network revenue was 41.4% in the quarter and 39.2% on a year-to-date basis.

Reconciliation of Operating Profit to Net Income for the Period (Actual)

The items required to reconcile operating profit to operating income and net income as defined under Canadian GAAP are as follows:

	Three Months Ended June 30,			Six Months Ended June 30,
(In millions of dollars)	2005	2004	% Chg	2005	2004	% Chg
Operating profit (1)	$361.8	$244.2	48.2	$657.1	$461.0	42.5
Depreciation and amortization	(164.0)	(121.9)	34.5	(309.4)	(238.5)	29.7
Operating income	197.8	122.3	61.7	347.7	222.5	56.3
Interest expense on long-term debt	(101.3)	(49.4)	105.1	(201.3)	(104.8)	92.1
Foreign exchange loss	(11.8)	(32.8)	(64.0)	(15.7)	(57.2)	(72.6)
Change in the fair value of derivative instruments	10.4	15.1	(31.1)	14.1	(3.8)	-
Loss on repayment of long-term debt	-	-	-	-	(2.3)	-
Investment and other income (expense)	0.6	-	-	(0.1)	1.1	-
Income tax expense - current	(1.7)	(1.4)	21.4	(3.4)	(2.7)	25.9
Net income	$94.0	$53.8	74.7	$141.3	$52.8	167.6

(1)    As defined. See the “Key Performance Indicators and non-GAAP Measures - Operating Profit” section.

Depreciation and Amortization Expense

Depreciation and amortization expense was higher in the three and six months ended June 30, 2005 due to higher property, plant and equipment (“PP&E”) expenditure levels over the last several periods and to the impact of the amortization of intangible assets arising from the acquisition of Fido in the fourth quarter of 2004. The net increase of $62.0 million in amortizable intangible assets as a result of the finalization of the Fido acquisition related valuations resulted in an increase in amortization expense of approximately $13.9 million for the three and six months ended June 30, 2005 from that which would have been recorded based on the preliminary valuations.

Rogers Wireless Inc.	6	Second Quarter 2005

Operating Income

Operating income grew to $197.8 million for the three months ended June 30, 2005 and $347.7 million for the six month period. The 61.7% and 56.3% increases from the respective periods in 2004 reflect the combination of increased operating profit partially offset by increased depreciation and amortization expense.

Interest on Long-Term Debt

Interest expense of $101.3 million in the three months ended June 30, 2005 increased by $51.9 million, compared to the corresponding period in 2004 due to the increase in long-term debt in the fourth quarter of 2004 associated with the acquisitions of Fido, partially offset by a decrease in the weighted average interest rates for the second quarter of 2005 compared to 2004.

Foreign Exchange Loss

During each of the three and six month periods ended June 30, 2004, we did not treat our cross-currency interest rate exchange agreements as hedges for accounting purposes; all foreign exchange gains or losses were therefore recorded in income. Hedge accounting was applied during each of the three and six months periods ended June 30, 2005 so the foreign exchange gain or loss on 79.1% of our U.S. dollar-denominated debt that is hedged for accounting purposes was offset by an equal and opposite gain or loss in the qualified cross-currency interest rate exchange agreements.

In addition to the impact of hedge accounting, the $11.8 million foreign exchange loss in the three month period ending June 30, 2005 ($15.7 million loss - six months ended June 30, 2005) was a significant reduction from the $32.8 million foreign exchange loss in the corresponding period of 2004 ($57.2 million loss - six months ended June 30, 2004) given the narrower weakening of the Canadian dollar relative to the U.S. dollar during these periods of 2005 relative to 2004. During the three months ended June 30, 2004, the Canadian dollar weakened by 2.3 cents compared to a 1.6 cent decrease in the Canadian dollar in the same period of 2005, from $1.2096 at March 31, 2005 to $1.2256 at June 30, 2005. During the six months ended June 30, 2004, the Canadian dollar weakened by 4.1 cents compared to a 2.2 cent decrease in the Canadian dollar in the same period of 2005.

Change in Fair Value of Derivative Instruments

For the three and six months ended June 30, 2005, the change in the fair value of our cross-currency interest rate exchange agreements not accounted for as hedges resulted in gains of $10.4 million and $14.1 million, respectively. For the three and six months ended June 30, 2004, the change in the fair value of our cross-currency interest rate exchange agreements not accounted for as hedges resulted in a gain of $15.1 million and a loss of $3.8 million, respectively.

Rogers Wireless Inc.	7	Second Quarter 2005

Income Tax Expense

Income taxes for the three and six months ended June 30, 2005 and for the corresponding periods in 2004 consisted primarily of current income tax expense relating to the Federal Large Corporations Tax.

Net Income

We recorded net income of $94.0 million in the three months ended June 30, 2005, compared to $53.8 million in the corresponding period of 2004. On a year-to-date basis, net income rose $88.5 million to $141.3 million.

ADDITIONS TO PROPERTY, PLANT AND EQUIPMENT (ACTUAL)

Our additions to Wireless property, plant and equipment (“PP&E”) are classified into the following categories:

	Three Months Ended June 30,			Six Months Ended June 30,
(In millions of dollars)	2005	2004	% Chg	2005	2004	% Chg
Additions to PP&E
Network - capacity	$75.3	$47.2	59.5	$162.0	$147.1	10.1
Network - other	25.6	19.7	29.9	41.3	38.0	8.7
Information technology and other	19.2	18.1	6.1	32.1	30.8	4.2
Integration of Fido	33.6	-	-	37.6	-	-
Total additions to PP&E	$153.7	$85.0	80.8	$273.0	$215.9	26.4

The $153.7 million additions to Wireless PP&E for the second quarter, and $273.0 million on a year-to-date basis reflected spending on network capacity and quality enhancements. Additions to PP&E in the second quarter of 2005 included $33.6 million of expenditures related to the Fido integration.

Network-related additions to PP&E in the second quarter of 2005 primarily reflect capacity expansion of the GSM/GPRS network and transmission. The remaining network-related additions to PP&E related primarily to technical upgrade projects, including new cell sites, operational support systems and the addition of new services. Other additions to PP&E reflect information technology initiatives and other facilities and equipment.

During the first quarter of 2005, we also acquired $4.8 million of spectrum licences in the 2300 and 3500 MHz bands.

Rogers Wireless Inc.	8	Second Quarter 2005

Summarized Consolidated Financial Results - Pro Forma Analysis

Basis of Pro Forma Information

Certain financial and operating data information in the MD&A has been prepared on a pro forma basis as if the transaction relating to Fido, as described in our 2004 Annual MD&A, had occurred on January 1, 2003. Such information is based on our historical financial statements, the historical financial statements of Fido, and the accounting for the purchase of Fido.

Although we believe this presentation provides certain relevant contextual and comparative information for existing operations, the unaudited pro forma consolidated financial and operating data presented in this document is for illustrative purposes only and does not purport to represent what the results of operations actually would have been if the transactions had occurred on January 1, 2003, nor does it purport to project the results of operations for any future period.

This pro forma information reflects, among other things, adjustments to Fido’s historically reported financial information to conform it to our accounting policies, the impacts of purchase accounting, and the impact of amortizing the deferred compensation expense arising on the exchange of employee stock options in RWCI into stock options to acquire Class B Non-Voting shares of RCI. The pro forma adjustments are based upon certain estimates and assumptions that we believe are reasonable. Accounting policies used in the preparation of these statements are those disclosed in our 2004 Annual Audited Consolidated Financial Statements and Notes thereto.

The tables below titled ‘Summarized Consolidated Financial Results (Pro Forma)’ and ‘Subscribers (Pro Forma)’ present selected unaudited pro forma information.

Rogers Wireless Inc.	9	Second Quarter 2005

Summarized Consolidated Financial Results (Pro Forma)

	Three Months Ended June 30,			Six Months Ended June 30,
	2005	2004		2005	2004
(In millions of dollars)	Actual	Pro Forma	% Chg	Actual	Pro Forma	% Chg
Operating revenue
Postpaid (voice and data)	$816.7	$676.8	20.7	$1,567.0	$1,293.5	21.1
Prepaid	53.0	55.8	(5.0)	101.0	109.7	(7.9)
One-way messaging	5.0	6.3	(20.6)	10.0	12.7	(21.3)
Network revenue	874.7	738.9	18.4	1,678.0	1,415.9	18.5
Equipment sales	89.2	75.3	18.5	161.3	132.4	21.8
Total operating revenue	963.9	814.2	18.4	1,839.3	1,548.3	18.8
Operating expenses
Cost of equipment sales	161.3	151.4	6.5	320.9	274.0	17.1
Sales and marketing expenses	133.2	118.9	12.0	257.2	233.4	10.2
Operating, general and administrative expenses	292.9	279.8	4.7	582.5	549.3	6.0
Management fees	3.0	2.9	3.4	6.0	5.8	3.4
Integration expenses(1)	11.7	-	-	15.6	-	-
Total operating expenses	602.1	553.0	8.9	1,182.2	1,062.5	11.3
Operating profit (2)	361.8	261.2	38.5	657.1	485.8	35.3
Operating profit margin as % of network revenue (2)	41.4%	35.3%		39.2%	34.3%
Additions to property, plant and equipment ("PP&E")(2)	$153.7	$169.6	(9.4)	$273.0	$375.5	(27.3)

(1)    Expenses incurred related to the integration of the operations of Fido.
(2)    As defined. See the “Key Performance Indicators and Non-GAAP Measures - Operating Profit, Operating Profit Margin, and Additions to Property, Plant and Equipment” sections.

Wireless Revenue and Subscribers (Pro Forma)

	Three Months Ended June 30, 2005				Six Months Ended June 30,
	2005	2004			2005	2004
(Subscriber statistics in thousands, except ARPU and churn)	Actual	Pro Forma	Chg	% Chg	Actual	Pro Forma	Chg	% Chg
Postpaid (Voice and Data)(1)
Gross additions	306.8	350.0	(43.2)	(12.3)	636.4	652.2	(15.8)	(2.4)
Net additions	116.5	134.2	(17.7)	(13.2)	205.7	231.2	(25.5)	(11.0)
Total postpaid retail subscribers					4,389.8	3,852.9	536.9	13.9
ARPU(2)	$62.92	$59.64	$3.28	5.5	$61.08	$57.83	$3.25	5.6
Churn	1.47%	1.91%	(0.44%)	(23.0)	1.69%	1.89%	(0.20%)	(10.6)
Prepaid
Gross additions	139.8	109.4	30.4	27.8	263.1	224.7	38.4	17.1
Net additions (losses)(3)	8.0	(35.0)	43.0	-	(16.2)	(65.4)	49.2	(75.2)
Adjustment to subscriber base (4)	-	(74.8)	74.8	-	-	(74.8)	74.8	-
Total prepaid retail subscribers					1,317.9	1,272.6	45.3	3.6
ARPU(2)	$13.52	$14.25	$(0.73)	(5.1)	$12.79	$13.55	$(0.76)	(5.6)
Churn(3)	3.37%	3.65%	(0.28%)	(7.7)	3.54%	3.55%	(0.01%)	(0.3)
Total - Postpaid and Prepaid
Gross additions	446.6	459.4	(12.8)	(2.8)	899.5	876.9	22.6	2.6
Net additions	124.5	99.2	25.3	25.5	189.5	165.8	23.7	14.3
Adjustment to subscriber base (4)	-	(74.8)	74.8	-	-	(74.8)	74.8	-
Total retail subscribers					5,707.7	5,125.5	582.2	11.4
ARPU (blended)(2)	$51.46	$47.99	$3.47	7.2	$49.71	$46.06	$3.65	7.9
Churn	1.91%	2.36%	(0.45%)	(19.1)	2.12%	2.34%	(0.22%)	(9.4)
Wholesale (1)
Total wholesale subscribers	106.4	-	-	-	106.4	-	-	-

(1)    Effective at the beginning of fourth quarter 2004, on a prospective basis, wholesale subscribers are reported separately under the “wholesale” category.
(2)    As defined in the 2004 Annual MD&A “Key Performance Indicators and Non-GAAP Measures - Average Revenue Per User” section and as calculated in the “Supplementary Information” section.

Rogers Wireless Inc.	10	Second Quarter 2005

(3)    Effective November 9, 2004, the deactivation of prepaid subscribers acquired from Fido is recognized after 180 days of no usage to conform to the Wireless prepaid churn definition. This had the impact of decreasing prepaid subscriber net losses by approximately 12,000 in the six months ended June 30, 2005 and reducing prepaid churn by 0.18% for the six months ended June 30, 2005. There was no impact in the three months ended June 30, 2005.
(4)    At the beginning of the second quarter of 2004, Fido removed 74,843 inactive prepaid customers from our retail subscriber base. This adjustment was not reflected in the calculation of our prepaid and blended churn rates or in net additions (losses) as these operating statistics are presented net of such adjustments.

Wireless Network Revenue (Pro Forma)

On a pro forma basis, quarterly network revenue increased 18.4% over the second quarter of 2004 and 18.5% on a year-to-date basis reflecting the 11.4% increase in the number of retail wireless voice and data subscribers from June 30, 2004 combined with the 7.2% and 7.9% year-over-year increase in quarterly and year-to-date blended postpaid and prepaid ARPU.

We added 116,500 net postpaid voice and data subscribers for the quarter compared to 134,200 on a pro forma basis in the second quarter of 2004, while prepaid voice subscriber net additions were 8,000 for the quarter compared to 35,000 net losses on a pro forma basis in the second quarter of 2004.

The 5.5% growth for the second quarter in pro forma postpaid ARPU reflects the continued growth of wireless data and roaming revenues and an increase in the penetration of optional services. As Canada’s only GSM/GPRS/EDGE provider, we expect to continue to experience increases in outbound roaming revenues from our subscribers traveling outside of Canada, as well as strong growth in inbound roaming revenues from visitors to Canada who utilize our network.

Data revenues represented approximately 7.7% of network revenue in the three months ended June 30, 2005 compared to 4.5% of pro forma network revenue in the second quarter of 2004, reflecting the continued rapid growth of Blackberry, SMS and MMS, downloadable ring tones and games, and other wireless data services and applications.

Prepaid ARPU for the second quarter of 2005 decreased on a pro forma basis by 5.1% versus 2004 to $13.52 with the decline primarily reflecting the increased focus by Fido on higher revenue postpaid subscribers and the entry of more competitive prepaid offerings into the market.

During the quarter, postpaid voice and data subscriber churn decreased to 1.47% from the pro forma rate of 1.91% in the second quarter of 2004 as a result of our proactive and targeted customer retention activities.

Prepaid churn decreased to 3.37% in the second quarter of 2005 from the pro forma rate of 3.65% in the second quarter of 2004.

Rogers Wireless Inc.	11	Second Quarter 2005

Wireless Operating Expenses (Pro Forma)

	Three Months Ended June 30,			Six Month Ended June 30,
	2005	2004		2005	2004
(In millions of dollars, except per subscriber statistics)	Actual	Pro Forma	% Chg	Actual	Pro Forma	% Chg
Operating expenses
Cost of equipment sales	$161.3	$151.4	6.5	$320.9	$274.0	17.1
Sales and marketing expenses	133.2	118.9	12.0	257.2	233.4	10.2
Operating, general and administrative expenses	292.9	279.8	4.7	582.5	549.3	6.0
Management fees	3.0	2.9	3.4	6.0	5.8	3.4
Integration expenses(1)	11.7	-	-	15.6	-	-
Total operating expenses	$602.1	$553.0	8.9	$1,182.2	$1,062.5	11.3
Average monthly operating expense per subscriber before sales and marketing expenses (including management fees and integration expenses)(2)	$19.69	$19.45	1.2	$19.54	$19.13	2.1
Sales and marketing costs per gross subscriber addition(2)	$374	$358	4.5	$377	$359	5.0

(1)    Expenses incurred related to the integration of the operations of Fido.
(2)    As calculated in the “Supplementary Information - Non-GAAP Calculations” section.

The increase in the cost of equipment sales for the second quarter of 2005 over the pro forma cost of equipment sales for the corresponding period in 2004 reflects increased volumes in handset upgrades.

The $14.3 million and $23.8 million year-over-year increases in quarterly and year-to-date sales and marketing expenses, respectively, on a pro forma basis, primarily reflects heightened marketing activity during the second quarter of 2005 associated with, among other things, the integration of Fido, including initiatives to migrate Fido customers to long-term contracts, and competitive activities in the market. These factors resulted in the 4.5% pro forma increase in our sales and marketing costs per gross addition to $374 for the second quarter.

The year-over-year increase in second quarter operating, general and administrative expenses on a pro forma basis of $13.1 million is primarily attributable to increases in retention spending and growth in network operating expenses reflective of the growth in our subscriber base. These same factors have led to the increase in the year-to-date operating expenses.

The $0.24 year-over-year increase in average monthly operating expense per subscriber, excluding sales and marketing expenses and including integration expenses, on a pro forma basis, in the second quarter of 2005 reflects the cost of integrating Fido’s operations and our increased spending on handset upgrades associated with targeted retention programs. Total retention spending (including subsidies on handset upgrades) was $60.6 million in the second quarter of 2005 compared to $50.7 million on a pro forma basis in the corresponding period in 2004.

Rogers Wireless Inc.	12	Second Quarter 2005

Wireless Operating Profit (Pro Forma)

Operating profit increased by $100.6 million in the second quarter of 2005, or 38.5%, over operating profit on a pro forma basis for the second quarter of 2004 which drove an increase in the operating profit margin to 41.4% from 35.3% on a pro forma basis. On a year-to-date basis, operating profit increased to 39.2% as the growth in network revenue continued to outstrip the increases in operating expenses.

ADDITIONS TO PROPERTY PLANT AND EQUIPMENT (PRO FORMA)

	Three Months Ended June 30,			Six Months Ended June 30,
	2005	2004		2005	2004
(In millions of dollars)	Actual	Pro Forma	% Chg	Actual	Pro Forma	% Chg
Additions to PP&E
Network - capacity	$75.3	$95.4	(21.1)	$162.0	$242.4	(33.2)
Network - other	25.6	44.5	(42.5)	41.3	84.9	(51.4)
Information technology and other	19.2	29.7	(35.4)	32.1	48.2	(33.4)
Integration of Fido	33.6	-	-	37.6	-	-
Total additions to PP&E	$153.7	$169.6	(9.4)	$273.0	$375.5	(27.3)

Additions to property, plant and equipment for the second quarter of 2005 decreased by $15.9 million or 9.4% over pro forma additions to property, plant and equipment in the second quarter of 2004, and by $102.5 million or 27.3% on a year-to-date basis. This decrease is directly attributable to reduced Fido spending arising from the acquisition.

UPDATE ON FIDO INTEGRATION

The integration of Fido progressed as planned during the three months ended June 30, 2005, with advancements being made in the integration of the two GSM networks and the successful conversion of the Fido prepaid customer base to the Rogers prepaid billing platform. More than 80% of the Fido cell sites have now been integrated with successful network combinations in 23 of the top 25 Canadian cities. Network integration for Toronto and Vancouver are scheduled to be completed in August and the integrations of billing and back office systems are expected to be substantially completed later in the year.

During the quarter, the estimated liabilities for Fido restructuring costs accrued as part of the purchase price allocation decreased by $44.8 million from $129.0 million to $84.2 million due to revisions to the restructuring plan. This included a reduction in estimated network decommissioning costs of $7.5 million; a reduction in estimated lease and other contract termination costs of $21.6 million; and a reduction to the involuntary severance accrual of $15.7 million.

Severance and retention payments to Fido employees are estimated to be approximately $21.0 million, of which $12.3 million is accrued as part of the restructuring costs in the purchase price allocation. The remaining $8.7 million has or will be included in integration expenses.

Rogers Wireless Inc.	13	Second Quarter 2005

Expenditures related to the integration of Fido during the three and six months ended June 30, 2005 are detailed in the following table:

	Three Months	Six Months
	Ended June 30,	Ended June 30,
(In millions of dollars)	2005	2005
Integration expenses	$11.7	$15.6
Payments of liabilities for restructuring costs accrued in the purchase price allocation
Involuntary severance	3.9	6.0
Network decommissioning and restoration costs	0.8	4.8
PP&E expenditures	33.6	37.6
Total integration costs incurred	$50.0	$64.0

LIQUIDITY AND CAPITAL RESOURCES

Operations

For the three month period ended June 30, 2005, cash generated from operations before changes in non-cash operating items, which is calculated by adjusting to remove the effects of all non-cash items from net income, increased to $262.0 million from $194.0 million in the corresponding period of 2004. The $68.0 million increase is primarily the result of $117.6 million increase in operating profit partially offset by a $51.9 million increase in interest expense.

Taking into account the changes in non-cash working capital items for the three month period ended June 30, 2005, cash generated from operations was $235.5 million, compared to $113.1 million in the corresponding period of 2004.

Funds used during the three month period ended June 30, 2005, totalled approximately $216.6 million, the details of which are:

•    $177.6 million additions to PP&E, including $23.8 million change in non-cash working capital;

•    $38.8 million to fund the exercise of the call rights for 75% of the warrants issued by Fido Inc.; and

•    $0.2 million repayment of mortgages and leases.

Taking into account the cash balance of $50.4 million at the beginning of the three month period, the cash on hand at June 30, 2005 was $69.3 million.

Rogers Wireless Inc.	14	Second Quarter 2005

Financing

Our long-term financial instruments are described in Notes 9 and 10 to the Annual Consolidated Financial Statements. Other than the $0.2 million repayment of mortgages and leases, there was no change in our financing during the three month period ended June 30, 2005.

Interest Rates and Foreign Exchange Management

Economic Hedge Analysis

For the purpose of our discussion on the hedged portion of long-term debt, we have used non-GAAP measures, in that we include all cross-currency interest rate exchange agreements (whether or not they qualify as hedges for accounting purposes) since all such agreements are used for risk management purposes only and are designated as a hedge of specific debt instruments for economic purposes. As a result, the Canadian dollar equivalent of US dollar-denominated long-term debt reflects the contracted foreign exchange rate for all of our cross-currency interest rate exchange agreements regardless of qualification for accounting purposes analysis.

There were no changes in our hedging status during the three months ended March 31, 2005 from that disclosed in the 2004 MD&A. As at March 31, 2005, 97.2% of our U.S. dollar denominated debt was hedged on an economic basis and 79.1% was hedged on an accounting basis.

There was no change in our U.S. dollar-denominated debt or in our cross-currency interest rate exchange agreements during the three month period ended June 30, 2005. As a result, at June 30, 2005, 97.2% of our U.S. dollar-denominated debt remains hedged on an economic basis and 79.1% remains hedged on an accounting basis.

Rogers Wireless Inc.	15	Second Quarter 2005

(In millions of dollars, except percentages)		June 30, 2005			December 31, 2004
U.S. dollar-denominated long-term debt	US	$3,364.9		US	$3,364.9

Hedged with cross-currency interest rate exchange agreements	US	$3,271.8		US	$3,271.8

Hedged exchange rate		1.2826			1.2826

Percent hedged (on an economic basis)		97.2	%(1)		97.2%

Effect of cross-currency interest rate exchange agreements:

Converted US $ principal of	US	$550.0		US	$550.0
at US $ floating rate of LIBOR plus		3.13%			3.13%
for all-in rate of		6.54%			5.53%
to Cdn $ floating at bankers acceptance plus		3.42%			3.42%
for all-in rate of		6.04%			6.06%
on Cdn $ principal of	Cdn	$652.7		Cdn	$652.7

Converted US $ principal of	US	$2,670.0		US	$2,670.0
at US $ fixed rate of		7.61%			7.61%
to Cdn $ fixed rate of		8.34%			8.34%
on Cdn $ principal of	Cdn	$3,476.3		Cdn	$3,476.3

Converted US $ principal of	US	$51.8		US	$51.8
at US $ fixed rate of		9.38%			9.38%
to Cdn $ floating at bankers acceptance plus		2.67%			2.67%
for all-in rate of		5.27%			5.30%
on Cdn $ principal of	Cdn	$67.4		Cdn	$67.4

Amount of long-term debt (2) at fixed rates:

Total long-term debt	Cdn	$4,969.1		Cdn	$4,952.6
Total long-term debt at fixed rates	Cdn	$4,249.0		Cdn	$4,232.5
Percent of long-term debt fixed		85.5%			85.5%
Weighted average interest rate on long-term debt		8.01%			8.04%

(1)    Pursuant to the requirements for hedge accounting under AcG-13, on June 30, 2005, Wireless accounted for 81.3% of its cross-currency interest rate exchange agreements as hedges against designated U.S. dollar-denominated debt. As a result, 79.1% of U.S. dollar-denominated debt is hedged for accounting purposes versus 97.2% on an economic basis.
(2)    Long-term debt includes the effect of the cross-currency interest rate exchange agreements.

Rogers Wireless Inc.	16	Second Quarter 2005

Outstanding Share Data

There were no changes in our outstanding shares during the six months ended June 30, 2005.

Dividends and Distributions

We did not declare or pay dividends during the six months ended June 30, 2005.

COMMITMENTS AND CONTRACTUAL OBLIGATIONS

Our material obligations under firm contractual arrangements, including commitments for future payments under long-term debt arrangements, capital lease obligations and operating lease arrangements, are summarized in our 2004 Annual MD&A, and are further discussed in the Notes to our 2004 Annual Consolidated Financial Statements. There have been no significant changes to our material contractual obligations since December 31, 2004.

GOVERNMENT REGULATION AND REGULATORY DEVELOPMENTS

The significant government regulations which impact our operations are summarized in our 2004 Annual MD&A. The only significant changes to those regulations since December 31, 2004, are as follows:

Restrictions on Non-Canadian Ownership and Control

In April 2003, the House of Commons Industry Committee released a report calling for the removal of foreign ownership restrictions for telecommunications carriers and broadcasting distribution undertakings. In June 2003, the House of Commons Heritage Committee released a report opposing the Industry Committee’s recommendation. The Cabinet responded to the Industry Committee report in September 2003 and to the Heritage Committee report in November 2003. The government announced that officials from the Heritage and Industry departments will convene to reconcile the two positions. The Heritage Department released a report on April 5, 2005 which stated that “the Government wishes to indicate that it is not prepared to modify foreign ownership limits on broadcasting or content more generally.” Industry Canada is convening a panel of experts to examine the telecommunications regulatory regime. This panel may review the foreign ownership rules applicable to telecommunications.

National Tower Policy Review

On February 7, 2005, the executive summary of the final report of the Tower Policy Review was published and subsequently the full report was released. The report recommends various steps that could be taken to increase the amount of public consultation before wireless carriers are permitted to build cellular network towers. If implemented, these recommendations could increase our costs and lead to delays in acquiring new sites for cellular towers.

Rogers Wireless Inc.	17	Second Quarter 2005

UPDATE TO RISKS AND UNCERTAINTIES

Our significant risks and uncertainties are summarized in our 2004 Annual MD&A. The only significant changes to those risks and uncertainties since December 31, 2004, are as follows:

The Implementation of Wireless Number Portability in Canada Could Create Significant Costs for us and Increase Churn

Over the past several years, certain countries in Europe and Asia have mandated wireless number portability (“WNP”). In 2004, the U.S. wireless industry also implemented WNP. WNP involves porting wireless phone numbers to other wireless companies, but can also involve porting phone numbers between wireline and wireless companies. The implementation of WNP systems and capabilities imposes significant costs on the carriers in a country. The CRTC recently stated that it intends to review the matter in its 2005/2006 planning period (April 1, 2005 to March 31, 2006). The federal budget was released on February 23, 2005. In the budget speech, the government stated that it would request the CRTC to move expeditiously to implement WNP. In a letter dated March 18, 2005 to the CRTC, the Minister of Industry noted that WNP was already on the CRTC’s 2005-6 work program and stated that he was therefore confident that the CRTC would deal with this matter in an expeditious manner. The letter noted that the government understands that WNP includes wireless-to-wireless, wireline-to-wireless and wireless-to-wireline number portability. The implementation of WNP would require carriers, including ourselves, to incur implementation costs that could be significant and could cause an increase in churn among Canadian wireless carriers.

On April 21, 2005, the Canadian Wireless Telecommunications Association (CWTA) announced that Canada’s wireless carriers, including Wireless, agreed to implement number portability in Canada, and have begun the planning efforts required to achieve this result.

The CWTA is contracting an independent consultant to complete a comprehensive project plan outlining specific milestones for this process. It is expected that the plan will be completed by September 1, 2005. Upon arrival of the plan and agreement on a common start date, it is the intention of the CWTA and the wireless carriers to begin the implementation of the plan. A firm date on the implementation is not known at this time pending the development of the project plan.

Our Expansion and Investment in the Inukshuk Business May Have Considerable Risks

Through our acquisition of Fido, we also acquired a fixed wireless licence which permits the provision in Canada of Multipoint Communications Services (“MCS”) operating in the 2.5 MHz band across most of Canada. This business is known as Inukshuk. Fido had applied to Industry Canada to transfer the MCS licence to a company where one-third of the shares would be held directly or indirectly through a holding company by each of Fido, MTS Allstream Inc. ("Allstream"), a Canadian telecommunications provider, and NR Communications, LLC ("NR"), a U.S. fixed wireless services equipment manufacturer. In early 2005, Allstream’s shares in this holding company were acquired equally by us and NR. Subsequently, NR was

Rogers Wireless Inc.	18	Second Quarter 2005

continued into Nova Scotia and 50% of the shares of NR were acquired by NRC Holdings, Inc. while the other 50% were acquired by BCE Inc. or an affiliate thereof. The share transactions have created shareholder issues under a shareholder agreement which require resolution. In addition, Industry Canada must evaluate whether the proposed transferee meets the Canadian ownership and control regulations before approving the transfer of the licence. While we are currently utilizing network equipment from NR, if we were unable to do so, we may not be able to comply on a timely basis with rollout commitments which are necessary in order to maintain the licence in good standing. In addition, we have made proposals to Industry Canada about modifying some of the rollout commitments. While management is optimistic about the future of the 2.5 MHz fixed wireless business, it is a new and speculative business and there are considerable risks associated with these investments.

KEY PERFORMANCE INDICATORS AND NON-GAAP MEASURES

We measure the success of our strategies using a number of key performance indicators that are defined and described in our 2004 Annual MD&A. These key performance indicators are not measurements in accordance with Canadian or U.S. GAAP, but we believe they allow us to appropriately measure our performance against our operating strategy as well as against the results of our peers and competitors. They include:

•	Network revenue and ARPU;

•	Subscriber counts and subscriber churn;

•	Operating expenses and average monthly operating expense per subscriber; and

•	Sales and marketing costs per gross subscriber addition.

We refer to three additional non-GAAP measures that are used in the various financial tables and discussions throughout the MD&A. The related definitions and reconciliations to GAAP measures of these three items are as follows:

Operating Profit

We define operating profit as net income before depreciation and amortization, interest expense, income taxes and non-operating items, which include foreign exchange gains (losses), gains (losses) on repayment of long-term debt, change in fair value of derivative instruments and investment and other income. Operating profit is a standard measure used in the communications industry to assist in understanding and comparing operating results and is often referred to by our peers and competitors as EBITDA (earnings before interest, taxes, depreciation and amortization) or OIBDA (operating income before depreciation and amortization). We believe this is an important measure as it allows us to assess our ongoing businesses without the impact of depreciation or amortization expenses as well as non-operating factors. It is intended to indicate our ability to incur or service debt, invest in PP&E and allows us to compare our company to our peers and competitors who may have different

Rogers Wireless Inc.	19	Second Quarter 2005

capital or organizational structures. This measure is not a defined term under Canadian GAAP or U.S. GAAP.

Operating Profit Margin

We calculate operating profit margin by dividing operating profit by network revenue. Network revenue is used in the calculation, instead of total revenue, because it better reflects our core business activity of providing wireless services. This measure is not a defined term under Canadian GAAP or U.S. GAAP.

Additions to Property, Plant and Equipment

Additions to PP&E include those costs associated with acquiring and placing our PP&E into service. Because the communications business requires extensive and continual investment in equipment, including investment in new technologies and expansion of geographical reach and capacity, additions to PP&E are significant and management focuses continually on the planning, funding and management of these expenditures. We focus on managing additions to PP&E because additions to PP&E have a direct impact on our cash flow.

The additions to PP&E before related changes to non-cash working capital represent PP&E that we actually took title to in the period. Accordingly, for purposes of comparing our PP&E outlays, we believe that additions to PP&E before related changes to non-cash working capital best reflect our cost of PP&E in a period, and provides a more accurate determination for period-to-period comparisons.

Rogers Wireless Inc.	20	Second Quarter 2005

INTERCOMPANY AND RELATED PARTY TRANSACTIONS

Summary of Charges From (To) Related Parties

There have been no significant changes to the intercompany and related party arrangements as disclosed in our 2004 Annual MD&A.

The following table provides a summary of significant charges from (to) related parties, which have been accounted for at exchange amounts:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
(In thousands of dollars)	2005	2004	2005	2004
RCI:
Management fees	$3,006	$2,919	$6,012	$5,838
Rent income	(2,185)	(1,826)	(4,340)	(3,657)
Wireless products and services	(313)	(224)	(460)	(499)
Cost of shared operating expenses	58,645	47,081	113,282	99,282
Additions to PP&E (1)	25,030	4,949	33,784	7,830
	84,183	52,899	148,278	108,794
Rogers Cable.:
Wireless products and services	(1,001)	(769)	(1,737)	(1,642)
Wireless products and services for resale	(8,589)	(5,218)	(11,749)	(7,014)
Transmission facilities usage	326	110	652	220
Rent income	(1,284)	(1,013)	(2,567)	(2,024)
Consolidated billing services (2)	(1,337)	(588)	(2,576)	(1,164)
Subscriber activation commissions and customer service	7,014	3,705	14,003	8,501
Charges for PP&E (1)	-	-	(125)	-
	(4,871)	(3,773)	(4,099)	(3,123)
Rogers Media Inc.:
Blue Jays tickets	27	-	27	-
Advertising	794	780	1,424	1,426
Rent income	(2,845)	(2,873)	(5,690)	(5,747)
Wireless services	(221)	(249)	(713)	(452)
	(2,245)	(2,342)	(4,952)	(4,773)
AT&T Wireless Services, Inc. ("AWE")(3) :
Roaming revenue	-	(3,771)	-	(6,274)
Roaming expense	-	2,990	-	6,430
Over-the-air activation services	-	(15)	-	31
	-	(796)	-	187
	$77,067	$45,988	$139,227	$101,085

(1)	Additions to (charges for) PP&E relate primarily to expenditures on information technology infrastructure and call centre technologies.

(2)	Included in our accounts receivable at June 30, 2005 is approximately $20.3 million related to amounts outstanding for Rogers Cable services included on consolidated bills to our customers.

(3)	AWE, which is now owned by Cingular Wireless LLC, was a related party until October 13, 2004, on which date RCI closed its purchase of AWE’s shares in Rogers Wireless.

We have entered into certain transactions with companies, the partners or senior officers of which are directors of our company and/or RCI. During the three months and six months ended June 30, 2005, the total amounts paid by us to these related parties are as follows:

Rogers Wireless Inc.	21	Second Quarter 2005

	Three Months Ended		Six Months Ended
	June 30,		June 30,
(In thousands of dollars)	2005	2004	2005	2004
Legal services, and commissions paid on premiums for insurance coverage	$667	$500	$1,907	$800
Interest charges and other financing fees	4,792	2,357	8,872	4,057
	$5,459	$2,857	$10,779	$4,857

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

In our 2004 Annual Audited Consolidated Financial Statements, Notes thereto, and our 2004 MD&A, we have identified the accounting policies and estimates that are critical to the understanding of business operations and of our results of operations. For the three and six months ended June 30, 2005, there are no changes to our critical accounting policies from those found in our 2004 Annual MD&A.

NEW ACCOUNTING STANDARDS

There were no new accounting standards adopted in the six months ended June 30, 2005.

SEASONALITY

Our operating results are subject to seasonal fluctuations that impact quarter-to-quarter operating results. Accordingly, one quarter’s operating results are not necessarily indicative of what a subsequent quarter’s operating results will be. In particular, this seasonality generally results in relatively lower fourth quarter operating profits due primarily to increased marketing and promotional expenditures and relatively higher levels of subscriber additions, resulting in higher subscriber acquisition and activation-related expenses. Seasonal fluctuation also typically occurs in the third quarter of each year when higher usage and roaming typically result in higher network revenue and operating profit.

Rogers Wireless Inc.	22	Second Quarter 2005

SUPPLEMENTARY INFORMATION
Calculations of Non-GAAP Measures
(Actual)

	Three months ended June 30,		Six months ended June 30,
($ in millions, except per subscriber figures) (subscribers in thousands)	2005	2004	2005	2004
Postpaid ARPU (monthly)
Postpaid (voice and data) revenue	$816.7	$560.9	$1,567.0	$1,073.9
Divided by: Average postpaid wireless voice and data subscribers	4,326.7	3,157.7	4,275.8	3,113.1
Divided by: 3 months for the quarter and 6 months for year-to-date	3	3	6	6
	$62.92	$59.20	$61.08	$57.49
Prepaid ARPU (monthly)
Prepaid revenue	$53.0	$25.6	$101.0	$50.2
Divided by: Average prepaid subscribers	1,306.6	726.4	1,316.5	737.6
Divided by: 3 months for the quarter and 6 months for year-to-date	3	3	6	6
	$13.52	$11.76	$12.79	$11.34
Blended ARPU (monthly)
Postpaid (voice and data) revenue plus prepaid revenue	$869.7	$586.5	$1,668.0	$1,124.1
Divided by: Average postpaid and prepaid wireless voice and data subscribers	5,633.3	3,884.1	5,592.3	3,850.7
Divided by: 3 months for the quarter and 6 months for year-to-date	3	3	6	6
	$51.46	$50.33	$49.71	$48.65
One-way messaging ARPU (monthly)
One-way messaging revenue	$5.0	$6.3	$10.0	$12.7
Divided by: Average one-way messaging subscribers	182.5	226.6	186.9	231.3
Divided by: 3 months for the quarter and 6 months for year-to-date	3	3	6	6
	$9.05	$9.26	$8.93	$9.13
Cost of acquisition per gross addition
Total sales and marketing expenses	$133.2	$95.8	$257.2	$188.3
Equipment margin loss (acquisition related)	36.2	25.1	86.2	43.4
	$169.4	$120.9	$343.4	$231.7
Total gross wireless additions (postpaid, prepaid, and one-way messaging)	452.9	325.2	911.2	630.9
	$374	$372	$377	$367
Operating expense per average subscriber (monthly)
Operating, general, administrative and integration expenses	$304.6	$204.0	$598.1	$399.3
Management fees	3.0	2.9	6.0	5.8
Equipment margin loss (retention related)	35.9	20.8	73.4	39.0
	$343.5	$227.7	$677.5	$444.1
Divided by: Average total wireless subscribers	5,815.8	4,110.7	5,779.2	4,082.0
Divided by: 3 months for the quarter and 6 months for year-to-date	3	3	6	6
	$19.69	$18.46	$19.54	$18.14
Equipment margin loss
Equipment sales	$89.2	$63.1	$161.3	$112.0
Cost of equipment sales	(161.3)	(109.0)	(320.9)	(194.4)
	$(72.1)	$(45.9)	$(159.6)	$(82.4)
Acquisition related	$(36.2)	$(25.1)	$(86.2)	$(43.4)
Retention related	(35.9)	(20.8)	(73.4)	(39.0)
	$(72.1)	$(45.9)	$(159.6)	$(82.4)

Rogers Wireless Inc.	23	Second Quarter 2005

SUPPLEMENTARY INFORMATION
QUARTERLY SUMMARY (Actual)

	2005		2004				2003
(in thousands of dollars)	Q1	Q2	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Income Statement
Operating revenue
Postpaid (voice and data)	$750,195	$816,751	$513,077	$560,852	$604,541	$682,658	$432,834	$464,582	$510,908	$502,749
Prepaid	48,062	52,981	24,566	25,632	25,013	41,447	21,121	21,720	21,172	27,242
One-way messaging	5,054	4,960	6,386	6,293	5,973	5,828	7,432	6,876	6,815	6,442
Network revenue	803,311	874,692	544,029	592,777	635,527	729,933	461,387	493,178	538,895	536,433
Equipment sales	72,060	89,194	48,812	63,143	85,609	83,695	35,731	39,284	49,720	53,166
Total operating revenue	875,371	963,886	592,841	655,920	721,136	813,628	497,118	532,462	588,615	589,599
Operating expenses
Cost of equipment sales	159,586	161,325	85,416	109,016	144,410	170,698	73,638	83,761	94,610	128,762
Sales and marketing expenses	123,978	133,179	92,452	95,810	96,870	159,247	82,846	82,007	85,233	111,912
Operating, general and administrative expenses	289,551	292,914	195,316	204,002	210,345	269,583	184,824	184,121	186,464	181,991
Integration expenses	3,870	11,710	-	-	-	-	-	-	-	-
Management fees	3,006	3,006	2,919	2,919	2,918	2,919	2,834	2,834	2,834	2,834
Total operating expenses	579,991	602,134	376,103	411,747	454,543	602,447	344,142	352,723	369,141	425,499
Operating profit (1)	295,380	361,752	216,738	244,173	266,593	211,181	152,976	179,739	219,474	164,100
Depreciation and amortization	145,428	163,932	116,498	121,885	118,944	140,347	119,124	125,232	129,069	145,174
Operating income	149,952	197,820	100,240	122,288	147,649	70,834	33,852	54,507	90,405	18,926
Interest on long-term debt	99,971	101,321	55,356	49,436	47,630	66,944	48,044	49,655	49,350	46,558
Interest on note payable to RCI.	-	-	-	-	-	7,196	-	-	-	-
Foreign exchange gain (loss)	(3,987)	(11,754)	(24,376)	(32,776)	10,783	(345)	52,289	53,483	2,008	27,462
Change in fair value of derivative instruments	3,759	10,340	(18,900)	15,060	(5,206)	1,246	-	-	-	-
Loss on repayment of debt	-	-	(2,313)	-	-	-	-	-	-	-
Other income (expense)	(740)	609	1,037	18	4,036	2,849	(124)	134	851	71
Income tax expense	(1,789)	(1,661)	(1,319)	(1,319)	(1,320)	(2,540)	(1,378)	(1,369)	(1,166)	1,539
Net income (loss) for the period	$47,224	$94,033	$(987)	$53,835	$108,312	$(2,096)	$36,595	$57,100	$42,748	$1,440
Earnings (loss) per share - basic and diluted	$29.44	$58.63	$(0.62)	$33.57	$67.52	$(1.30)	$22.81	$35.60	$26.65	$0.90
Operating profit margin as % of network revenue	36.8%	41.4%	39.8%	41.2%	42.0%	28.9%	33.2%	36.4%	40.7%	30.6%
Other Statistics:
Additions to PP&E (2)	119,228	153,736	130,887	84,992	89,911	133,367	77,693	98,793	116,379	119,068
Wireless (voice and data) retail subscribers (3)	5,583,200	5,707,700	3,843,200	3,925,800	4,023,300	5,518,200	3,458,300	3,501,600	3,616,700	3,789,400
One-way subscribers	186,200	179,300	231,300	221,300	210,600	196,100	289,100	273,200	258,400	241,300
Wholesale subscribers(4)	98,600	106,400	-	-	-	91,200	-	-	-	-

(1)    As previously defined. See "Key Performance Indicators and Non-GAAP measures- Operating Profit and Operating Profit Margin" sections.
(2)    As previously defined. See "Key Performance Indicators and Non-GAAP measures- Additions to PP&E" section.
(3)    Includes Fido subscriber base upon acquisition effective November 9, 2004.
(4)    Effective at the beginning of fourth quarter 2004, wholesale subscribers are reported separately under 'wholesale'.

Rogers Wireless Inc.	24	Second Quarter 2005

Caution Regarding Forward-Looking Statements

This document includes forward-looking statements concerning the future performance of our business, its operations and its financial performance and condition. These forward-looking statements include, among others, statements with respect to our objectives and strategies to achieve those objectives, as well as statements with respect to our beliefs, plans, expectations, anticipations, estimates or intentions. When used in this document, the words “believe”, “anticipate”, “may”, “should”, “intend”, “estimate”, “expect”, “project” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such words. These forward-looking statements are based on our current expectations. We caution that all forward-looking information is inherently uncertain and actual results may differ materially from the assumptions, estimates or expectations reflected or contained in the forward-looking information, and that actual future performance will be affected by a number of factors, including economic conditions, technological change, regulatory change and competitive factors, many of which are beyond our control. Therefore, future events and results may vary significantly from what we currently foresee. We are under no obligation (and we expressly disclaim any such obligation) to update or alter the forward-looking statements whether as a result of new information, future events or otherwise. For a more detailed discussion of factors that may affect actual results, see the section entitled “Update to Risks and Uncertainties” below and the “Risks and Uncertainties” section in our 2004 Annual MD&A.

Additional Information

Additional information relating to us, including our Annual Information Form and Form 20-F, as well as a discussion of our most recent quarterly results, may be found on SEDAR at www.sedar.com or on EDGAR at www.sec.gov.

Rogers Wireless Inc.	25	Second Quarter 2005

Rogers Wireless Inc.
Unaudited Consolidated Financial Statements
Three and Six Months Ended June 30, 2005

Rogers Wireless Inc.	1	Second Quarter 2005

Rogers Wireless Inc.
Unaudited Consolidated Statements of Income

	Three Months Ended		Six Months Ended
	June 30,		June 30,
(In thousands of dollars, except per share amounts)	2005	2004	2005	2004
Operating revenue:
Postpaid (voice and data)	$816,751	$560,852	$1,566,946	$1,073,929
Prepaid	52,981	25,632	101,043	50,198
One-way messaging	4,960	6,293	10,014	12,679
Network revenue	874,692	592,777	1,678,003	1,136,806
Equipment sales	89,194	63,143	161,254	111,955
Total operating revenue	963,886	655,920	1,839,257	1,248,761
Operating expenses:
Cost of equipment sales	161,325	109,016	320,911	194,432
Sales and marketing expenses	133,179	95,810	257,157	188,262
Operating, general and administrative expenses	292,914	204,002	582,465	399,318
Management fees	3,006	2,919	6,012	5,838
Integration expenses	11,710	-	15,580	-
Depreciation and amortization	163,932	121,885	309,360	238,383
Operating income	197,820	122,288	347,772	222,528
Interest expense on long-term debt	101,321	49,436	201,292	104,792
	96,499	72,852	146,480	117,736
Foreign exchange loss	(11,754)	(32,776)	(15,741)	(57,152)
Change in the fair value of derivative instruments	10,340	15,060	14,099	(3,840)
Loss on repayment of long-term debt	-	-	-	(2,313)
Investment and other income (expense)	609	18	(131)	1,055
Income before income taxes	95,694	55,154	144,707	55,486
Income tax expense - current	1,661	1,319	3,450	2,638
Net income for the period	$94,033	$53,835	$141,257	$52,848
Earnings per share - basic and diluted (note 5)	$58.63	$33.57	$88.07	$32.95

See accompanying Notes to Unaudited Interim Consolidated Financial Statements.

Rogers Wireless Inc.	2	Second Quarter 2005

Rogers Wireless Inc.
Unaudited Consolidated Statements of Cash Flows

	Three Months Ended		Six Months Ended
	June 30,		June 30,
(In thousands of dollars)	2005	2004	2005	2004
Cash provided by (used in):
Operating activities:
Net income for the period	$94,033	$53,835	$141,257	$52,848
Adjustments to reconcile net income to net cash flows from operating activities:
Depreciation and amortization	163,932	121,885	309,360	238,383
Unrealized foreign exchange loss	11,279	32,533	15,508	55,600
Stock-based compensation	3,114	844	6,060	2,119
Change in the fair value of derivative instruments	(10,340)	(15,060)	(14,099)	3,840
Loss on repayment of long-term debt	-	-	-	2,313
	262,018	194,037	458,086	355,103
Change in non-cash working capital items	(26,515)	(80,903)	(104,876)	(121,216)
	235,503	113,134	353,210	233,887
Financing activities:
Issuance of long-term debt	-	204,000	-	1,372,500
Repayment of long-term debt	(225)	(224,503)	(396)	(1,407,122)
Proceeds on termination of cross-currency interest rate exchange agreements	-	-	-	58,416
Premium on repayment of long-term debt	-	-	-	(34,713)
Financing costs incurred	-	-	-	(10,904)
	(225)	(20,503)	(396)	(21,823)
Investing activities:
Property, plant and equipment ("PP&E") expenditures	(153,736)	(84,992)	(272,964)	(215,879)
Exercise of Fido call right on warrants	(38,778)	-	(38,778)	-
Change in non-cash working capital items related to PP&E expenditures	(23,833)	(8,407)	(21,637)	8,925
Acquisition of spectrum licences	-	-	(4,765)	(5,913)
	(216,347)	(93,399)	(338,144)	(212,867)
Increase (decrease) in cash	18,931	(768)	14,670	(803)
Cash and cash equivalents (deficiency), beginning of period	50,393	(4,373)	54,654	(4,338)
Cash and cash equivalents (deficiency), end of period	$69,324	$(5,141)	$69,324	$(5,141)
Supplemental cash flow information:
Interest paid	$153,779	$58,922	$196,786	$90,503
Income taxes paid	1,627	1,593	3,495	3,285

Cash and cash equivalents (deficiency) are defined as cash and short-term deposits which have an original maturity of less than 90 days, less bank advances.

Change in Non-Cash Working Capital Items

	Three Months Ended		Six Months Ended
	June 30,		June 30,
(In thousands of dollars)	2005	2004	2005	2004
Cash provided by (used in):
Decrease in accounts receivable	$(34,880)	$(39,455)	$15,752	$(7,168)
Decrease (increase) in other assets, deferred charges, spectrum,
goodwill and intangibles	17,575	(36,083)	(22,946)	(23,311)
Decrease in accounts payable and accrued liabilities	(2,443)	(8,317)	(93,076)	(106,903)
Increase (decrease) in unearned revenue	(6,797)	(1,336)	(6,062)	(2,500)
Increase in amounts due to affiliated companies, net	30	4,288	1,456	18,666
	$(26,515)	$(80,903)	$(104,876)	$(121,216)

See accompanying Notes to Unaudited Consolidated Financial Statements.

Rogers Wireless Inc.	3	Second Quarter 2005

Rogers Wireless Inc.
Unaudited Consolidated Balance Sheets

	June 30,	December 31,
(In thousands of dollars)	2005	2004
Assets
Current assets
Cash and cash equivalents	$69,324	$54,654
Accounts receivable	420,124	410,432
Other current assets	128,539	103,679
	617,987	568,765
Property, plant and equipment	2,622,275	2,586,264
Intangible assets	994,748	1,076,156
Goodwill	736,798	757,545
Deferred charges	52,666	57,915
Other long-term assets	5,940	8,158
	$5,030,414	$5,054,803
Liabilities and Shareholder's Deficiency
Liabilities
Current liabilities
Accounts payable and accrued liabilities	$547,441	$726,663
Note payable to Rogers Wireless Communications Inc.	350,000	350,000
Current portion of long-term debt (note 3)	160,952	932
Due to parent and affiliated companies (note 8)	47,254	45,798
Unearned revenue	63,108	69,170
	1,168,755	1,192,563
Long-term debt (note 3)	4,621,670	4,693,174
Derivative instruments	238,917	315,311
	6,029,342	6,201,048
Shareholder's deficiency (note 4)	(998,928)	(1,146,245)
	$5,030,414	$5,054,803

See accompanying Notes to Unaudited Consolidated Financial Statements.

Rogers Wireless Inc.	4	Second Quarter 2005

Rogers Wireless Inc.
Unaudited Consolidated Statements of Deficit

	Six Months	Six Months
	Ended	Ended
	June 30,	June 30,
(In thousands of dollars)	2005	2004
Deficit, beginning of period	$(1,249,620)	$(1,406,433)
Adjustment for stock-based compensation	-	(2,251)
As restated	(1,249,620)	(1,408,684)
Net income for the period	141,257	52,848
Deficit, end of period	$(1,108,363)	$(1,355,836)

See accompanying Notes to Unaudited Consolidated Financial Statements.

Rogers Wireless Inc.	5	Second Quarter 2005

Rogers Wireless Inc.
Notes to Unaudited Consolidated Financial Statements
Three Months and Six Months Ended June 30, 2005 and 2004

These Unaudited Consolidated Financial Statements do not include all of the disclosures required by Canadian generally accepted accounting principles (“GAAP”) for annual financial statements. They should be read in conjunction with the Audited Annual Consolidated Financial Statements, including the Notes thereto, for the year ended December 31, 2004.

1.    Basis of Presentation and Accounting Policies:

The interim Unaudited Consolidated Financial Statements include the accounts of the Rogers Wireless Inc. and its subsidiaries (collectively “the Company”). The Notes presented in these interim Unaudited Consolidated Financial Statements include only significant changes and transactions occurring since the Company’s last year end and are not fully inclusive of all matters normally disclosed in the Company’s annual audited consolidated financial statements. The Company’s operating results are subject to seasonal fluctuations that materially impact quarter-to-quarter operating results, and thus one quarter’s operating results are not necessarily indicative of what subsequent quarter’s operating results will be.

These interim Unaudited Consolidated Financial Statements follow the same accounting policies and methods of application as the most recent annual financial statements. Certain comparative figures have been reclassified to conform with the current period’s presentation.

2.    Business Combinations:

On November 9, 2004, the Company acquired all of the issued and outstanding shares of Microcell Telecommunications Inc. (“Fido”). The purchase price allocation related to the acquisition of Fido has been adjusted in the second quarter of 2005 to reflect the finalization of the valuations of both tangible and intangible assets acquired as well as revisions to the plan to restructure the operations of Fido. The adjustments to the purchase price allocation from that recorded in the December 31, 2004 consolidated financial statements are as follows:

(In thousands of dollars)
Increase (decrease) in balance
Subscriber base	$31,500
Brand name	2,500
Roaming agreements	1,500
Dealer network	13,500
Wholesale agreements	13,000
Spectrum licences	(91,600)
Property, plant and equipment	5,590
(24,010)
Liabilities assumed on acquisition	(44,757)
Decrease in goodwill	$(20,747)

Rogers Wireless Inc.	6	Second Quarter 2005

2.    Business Combinations (continued):

The net increase of $62.0 million in amortizable intangible asset as a result of the finalization of the valuations resulted in an increase in amortization expense of approximately $13.9 million for the six months ended June 30, 2005 which was recorded in the second quarter. Amortization expense related to the intangible assets acquired was $35.2 million and $56.5 million for the three and six months ended June 30, 2005, respectively.

The liability for Fido restructuring costs recorded at the acquisition date has been decreased as follows:

(In thousands of dollars)
Network decommissioning and restoration costs	$(7,552)
Lease and other contract termination costs	(21,648)
Involuntary severance	(15,557)
Decrease in liabilities assumed on acquisition	$(44,757)

During the six months ended June 30, 2005, the Company made payments against the liabilities assumed on acquisition of Fido of $ 4.8 million in certain network decommissioning costs and of $6.0 million in involuntary severance costs. During the three and six month periods ended June 30, 2005, the Company incurred integration expenses of $11.7 million and $15.6 million, respectively.

3.    Long-term Debt:

		Interest	June 30,	December 31,
(In thousands of dollars)		Rate	2005	2004
(i)	Senior Secured Notes, due 2006	10.50%	$160,000	$160,000
(ii)	Floating Rate Senior Secured Notes, due 2010	Floating	674,080	661,980
(iii)	Senior Secured Notes, due 2011	9.625%	600,544	589,764
(iv)	Senior Secured Notes, due 2011	7.625%	460,000	460,000
(v)	Senior Secured Notes, due 2012	7.25%	576,032	565,692
(vi)	Senior Secured Notes, due 2014	6.375%	919,200	902,700
(vii)	Senior Secured Notes, due 2015	7.50%	674,080	661,980
(viii)	Senior Secured Debentures, due 2016	9.75%	189,846	186,438
(ix)	Senior Subordinated Notes, due 2012	8.00%	490,240	481,440
(x)	Mortgage payable, capital leases and other	Various	38,600	24,112
			4,782,622	4,694,106
Less current portion			(160,952)	(932)
			$4,621,670	$4,693,174

Rogers Wireless Inc.	7	Second Quarter 2005

4.    Shareholder’s Deficiency:

	June 30,	December 31,
(In thousands of dollars)	2005	2004
Capital stock:
Issued and outstanding-
1,603,628 Class A Common Shares	$96,885	$96,885
Contributed surplus	12,550	6,490
	109,435	103,375
Deficit	(1,108,363)	(1,249,620)
	$(998,928)	$(1,146,245)

Stock based compensation:

During the three months and six months ended June 30, 2005, the Company recorded compensation expense of approximately $3.1 million and $6.1 million, respectively (2004 - $0.8 million and $2.1 million, respectively) related to stock options granted to employees, with a corresponding adjustment to contributed surplus.

No options were granted in the three months ended June 30, 2005 and 2004. The weighted average estimated fair value at the date of the grant for the Rogers Communications Inc. (“RCI”) options granted to the Company’s employees for the six months ended June 30, 2005 was $15.34 per share (2004 - nil). The fair value of each RCI option granted was estimated on the date of the grant using the Black-Scholes fair value option pricing model with the following assumptions:

Six Months Ended
June 30,
2005
Risk-free interest rate	4.01%
Dividend yield	0.29%
Volatility factor of the future expected market price of RCI's Class B Non-Voting shares	43.93%
Weighted average expected life of the options	5.58 years

5.    Earnings Per Share:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
(In thousands, except per share amounts)	2005	2004	2005	2004
Numerator:
Net income for the period - Basic and diluted	$94,033	$53,835	$141,257	$52,848
Denominator:
Weighted average number of shares - Basic and diluted	1,604	1,604	1,604	1,604
Earnings per share for the period - Basic and diluted	$58.63	$33.57	$88.07	$32.95

Rogers Wireless Inc.	8	Second Quarter 2005

6.    Pensions:

For the three and six months ended June 30, 2005, the Company made required contributions to the RCI pension plans in the amount of $2.0 million and $4.1 million, respectively (2004 - $2.2 million and $3.0 million, respectively), resulting in pension expense of the same amount. In addition, the Company recorded an expense for the three and six months ended June 30, 2005 of nil and $0.1 million, respectively (2004 - $0.3 million and $0.7 million, respectively), related to supplemental executive retirement plans that are unfunded.

7.    Restricted Share Unit Plans:

During 2004, RCI established a restricted share unit plan which enables employees, officers and directors of RCI and subsidiary companies, including the Company, to participate in the growth and development of RCI by providing such persons with the opportunity, through restricted share units, to acquire a proprietary interest in RCI. Under the terms of the plan, Restricted Share Units are issued to the participant and the units issued vest over a period not to exceed three years from the grant date.

On the vesting date, RCI at its option shall redeem all of the participants restricted share units in cash or by issuing one RCI Class B Non-voting share for each restricted share unit.

For the three and six months ended June 30, 2005, nil and 52,525 restricted share units of RCI were issued and outstanding to employees of the Company (2004 - nil). These restricted share units vest at the end of three years from the grant date. The Company records compensation expense equally over the vesting period taking into account fluctuations in the market price of RCI Class B Non-Voting shares. Compensation expense for the three and six months ended June 30, 2005 related to these restricted share units was $0.1 million and $0.2 million, respectively (2004 - nil).

8.    Related Party Transactions:

The amounts due to RCI and its subsidiaries are comprised of the following:

	June 30,	December 31,
(In thousands of dollars)	2005	2004
Rogers Wireless Communications Inc. ("RWCI")	$41,365	$41,379
RCI	5,886	2,642
Rogers Cable Inc. ("Rogers Cable")	3	1,777
	$47,254	$45,798

The above amounts, excluding RWCI, reflect intercompany charges for capital and operating expenditures and management fees and are short term in nature.

Rogers Wireless Inc.	9	Second Quarter 2005

8.    Related Party Transactions (continued):

A summary of all significant charges from (to) related parties, which have been accounted for at exchange amounts, is as follows:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
(In thousands of dollars)	2005	2004	2005	2004
RCI:
Management fees	$3,006	$2,919	$6,012	$5,838
Rent income	(2,185)	(1,826)	(4,340)	(3,657)
Wireless products and services	(313)	(224)	(460)	(499)
Cost of shared operating expenses	58,645	47,081	113,282	99,282
Additions to PP&E (1)	25,030	4,949	33,784	7,830
	84,183	52,899	148,278	108,794
Rogers Cable.:
Wireless products and services	(1,001)	(769)	(1,737)	(1,642)
Wireless products and services for resale	(8,589)	(5,218)	(11,749)	(7,014)
Transmission facilities usage	326	110	652	220
Rent income	(1,284)	(1,013)	(2,567)	(2,024)
Consolidated billing services (2)	(1,337)	(588)	(2,576)	(1,164)
Subscriber activation commissions and customer service	7,014	3,705	14,003	8,501
Charges for PP&E (1)	-	-	(125)	-
	(4,871)	(3,773)	(4,099)	(3,123)
Rogers Media Inc.:
Blue Jays tickets	27	-	27	-
Advertising	794	780	1,424	1,426
Rent income	(2,845)	(2,873)	(5,690)	(5,747)
Wireless services	(221)	(249)	(713)	(452)
	(2,245)	(2,342)	(4,952)	(4,773)
AT&T Wireless Services, Inc. ("AWE")(3) :
Roaming revenue	-	(3,771)	-	(6,274)
Roaming expense	-	2,990	-	6,430
Over-the-air activation services	-	(15)	-	31
	-	(796)	-	187
	$77,067	$45,988	$139,227	$101,085

(1)    Additions to (charges for) PP&E relate primarily to expenditures on information technology infrastructure and call centre technologies.
(2)    Included in our accounts receivable at June 30, 2005 is approximately $20.3 million related to amounts outstanding for Rogers Cable services included on consolidated bills to our customers.
(3)    AWE, which is now owned by Cingular Wireless Corporation, was a related party until October 13, 2004, on which date RCI closed its purchase of AWE’s shares in Rogers Wireless.

The Company has entered into certain transactions with companies, the partners or senior officers of which are directors of the Company and/or RCI. During the three and six months ended June 30, 2005 the total amounts paid by the Company to these related parties are as follows:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
(In thousands of dollars)	2005	2004	2005	2004
Legal services, and commissions paid on premiums for insurance coverage	$667	$500	$1,907	$800
Interest charges and other financing fees	4,792	2,357	8,872	4,057
	$5,459	$2,857	$10,779	$4,857

Rogers Wireless Inc.	10	Second Quarter 2005